UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

April 4, 2022
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 2 LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance.

Executive Summary

Iguatama is a 2.25 MW (AC) solar power plant to be located at the Simpatia Farm in Iguatama, Minas Gerais ("Project"). The Project will be connected to the CEMIG electricity distribution grid, as established through the Brazilian Federal Law 14.300/2022 and Normative Resolution (REN) No 492/2012 of ANEEL (National Electrical Energy Agency) with revisions given by REN no 517/2012, no 687/2015 and no 786/2017.

This solar plant will be rented to a consortium, made up of residential and commercial customers for a period of 25 years.

The project is at Ready-to-Build with EPC scoped and priced, Interconnection secured, and Land Lease fully executed with a 25-year term.

The total cost of the project is 12,555,108 BRL (2.423.205 USD) and a projected IRR of 20.08% ($USD).

Key Information

General Info

Project Owner	Energea Portfolio 2 LLC.
Project Location	Iguatama/MG, Brazil
Technology	Ground-Mounted Solar
System Size (AC/DC)	2.25 MW/ 2.706 MWp
Estimated Year 1 Production	5,625 MWh
Coordinates	20.147974° S 45.734054° W
Land Status	Rented
Project Status	Notice to Proceed
Useful Equipment Life (Years)	25

Stakeholders

SPE	Energea Iguatama Aluguel de Equipamentos e Manutenção Ltda.
Offtaker	Consórcio Minas Gerais de Geração Compartilhada de Energia Elétrica Energea
EPC Contractor	Alexandria Indústria de Geradores S.A.
O&M Contractor	T.B.D.
Land Owner	Hamilton Aparecido Garcia

Uses of Capital and Project Economics

Project Hard Costs	8,476,063 BRL
Project Soft Costs	1,331,526 BRL
Developer Fee	N/A
Total Project Financing	12,555,108 BRL
Debt Funding	N/A
Equity Funding	12,555,108 BRL
Project IRR ($USD)	20.08%

Project Review

SPE

The Project's Special Purpose Entity (SPE) was fully formed on July 01st, 2020, Energea Portfolio 2 LLC being the sole member of the company.

Table 1 - SPE General Information
SPE	Energea Iguatama Aluguel de Equipamentos e Manutenção Ltda.
Registered Office	Rodovia Sebastião Alves do Nascimento (BR-354), S/N, KM 446, Rural Zone, Iguatama - MG. Zip Code: 38.910-000
CNPJ	37.584.788/0001-30

Site

Hamilton Aparecido Garcia ("Land Owner") owns the site for the project Energea Iguatama Aluguel de Equipamentos e Manutenção Ltda. entered into a Surface Rights Agreement with the Land Owner to secure approximately 5 hectares of the site on August 26th, 2020. The agreed monthly lease payment is 8,400 BRL from the contract signature and going forward. The values are adjusted on each contract year in accordance with the IGPM.

Design

The Project will employ 6,600 x 410 Wp solar modules manufactured by Trina, a Tier 1 solar manufacturer based in China. The plant will also use 15 x 150 kW Sunny Highpower Peak3 inverters manufactured by SMA.

Regarding Energy Production, the Project is estimated to produce 5,625 MWh/year with an AC Capacity Factor of 28.5%.

Interconnection

The Interconnection for the project is secured through the CUSD and CCER agreements signed on September 30th, 2020, between CEMIG Distribuição S.A. ("Utility Company") and Fazenda do Sil Energias Renováveis Ltda. The CUSD and CCER Agreements were assigned to the Consórcio Minas Gerais de Geração Compartilhada de Energia Elétrica Energea ("Offtaker").

On a distribution grid level, system modifications scoped and priced at 1,556,000 BRL will be necessary for the project's interconnection. MBA Construtora Ltda. ("MBA") has been selected as the Interconnection EPC partner to do the necessary works on Cemig's grid. The SPE will be reimbursed at an estimated amount of 1,206,916.97 BRL by Cemig for the works performed.

Offtaker

The Offtaker is the Consórcio Minas Gerais de Geração Compartilhada de Energia Elétrica Energea. The SPE and the Offtaker have signed an Equipment Rental Agreement on January 16th, 2021, which determines a monthly fixed price to be paid to the SPE. Both parties have also executed an O&M Agreement, that stipulates a variable remuneration to the SPE.

The consortium is made up of residential and commercial customers known as "subscribers". They may opt into and out of the program without penalty. In the case any subscriber does not make a payment, the Offtaker may replace them with another subscriber from the waiting list.

Table 2 - PPA Main Terms
Revenue Contract Term	25 years
Equipment Rental Price	275,000 BRL/mth
O&M Price	Variable
Resulting Energy Credit	672.30 BRL/MWh

EPC

Alexandria Indústria de Geradores S.A. ("Alexandria") has been selected as the EPC partner for the Project. The turnkey contract is fully scoped and priced at a fixed-price of 9,002,716 BRL (3.33 BRL/Wp).

The EPC Contractor will provide a warranty for all services for the first 60 months following completion of the works. Additionally, the major equipment will be warrantied by the suppliers for an extended period, namely 10 years for Inverters, 20 years for trackers and 25 years for modules.

O&M

The final O&M service provider has not been selected yet. The Contractor will be chosen and contracted in duly time, prior to the Project's COD.

Financial Analysis (IC Iguatama)

The resulting nominal IRR of Iguatama is projected to be 19.74%, with an estimated payback of 4 years, 10 months, and 8 days from the NTP date.

As of March 16h, 2022, the distributed generation ("DG") market in Minas Gerais's CEMIG's concession zone has reached, according to ANEEL, 132,218 generating units, with 190,893 consumers total, at a grand total installed capacity of 1.560 MW, placing it in 1st place, out of 106, in virtual net metering projects in Brazil. Growth, although historically high, is slowing down, with the number of interconnections reaching 53,483 in December 2021, an increase of 18,933 (54.8%) if compared with December 2020, an addition of 51.3% from 2019 to 2020 and 237.7% from 2018 to 2019.

The current configuration of the project model used for this analysis considers a scenario with PL 5829/2019 (sanctioned as PL 14300/2022) being active in the DG market, as it's been approved in both Brazilian legislative chambers, Congress and Senate, having been signed by the President of the Republic of Brazil on the 6th of January 2022.

The project's nominal IRR was stress tested on scenarios with a range of variations applied to the discounted price. The resulted average was an impact of negative 28.3 basis points per percentage point increased. Another test was conducted on the effects of the devaluation of the Brazilian Real currency towards the U.S. dollar, with it resulting in a negative 93.7 basis points per percentage point devalued.

Two macroeconomic assumptions are assumed within the financial model to better reflect the reality of Brazil's regional condition. For currency inflation, it was assumed a 4.00% year-to-year price readjustments for all years, apart from year 2022, which was defined at a 20.00% rate. On Foreign Exchange ("FX"), this model assumes a base rate of 5.35 $BRL / $USD in the month of December, resulted from the last 12-month average, being devalued month-to-month at a yearly 2.00% compounded rate.

Revenue

The source of the project's revenue is split in between two 25-year term contracts with Energea Consortium MG, an Equipment Rental Contract, with a fixed monthly price, with its value defined in Table 3, and an O&M Contract, containing a true-up mechanism with the goal of adjusting the overall revenue to match a target price per energy compensated.

In the case of Iguatama, the true-up formula first calculates the utility's energy credit value, after discounting the non-compensable taxes from the grossed up low voltage rates, and applies a fixed discount on it to extract the total on which to charge the consortium members. This method allows for a higher realized revenue in the project, as the basis for the application of the discount (the credit value) is lower than the utility tariff. It is, then, deducted from the collected billed amount, after a 2.00% projected default rate is applied, the demand charge (TUSD up until the expected revision date of May 25th, 2023, and TUSDg thereafter, as a direct scenario where PL 5829/2019 passes is being accounted for), and the fixed monthly price of the Rental Contract. The result, if positive, gets collected by the SPE and, if negative, discounts the fixed monthly value of the Equipment Rental.
This analysis used a 30-day billing cycle to realize each month's revenue.

Inflation readjustments of both contracts are timed, in the model, with the utility's price refresh. Historically, CEMIG-D's rates tend to readjust once per year, in the month of May. Currently, the model uses as a basis for adjustment, the Brazilian Central Bank's 2020's target inflation rate of 4.00%, defined in the IPCA index, with the year 2022 assuming 20.00%. However, energy inflation in Minas Gerais has been, historically, above IPCA, with CEMIG's last two years readjustments at -0.01% (2020 to 2021) and -1.62% (2019 to 2020) but, cumulatively for the last 4 years, 25.1% versus IPCA's 17.9%.

Table 3 - Revenue Assumptions
Revenue Contract Term	25 years
Fixed Discount on Credit Value	20.00%
Rental Revenue Price	275,000 BRL / month
O&M Revenue Price	Variable
Resulting Energy Credit Rate	721,21 BRL / MWh
Energea's Rate (Taxes Discounted)	672,30 BRL / MWh
Demand Charge (TUSD rate)	15,72 BRL / kWac
Demand Charge (TUSDg rate)	12,26 BRL / kWac
Default Rate	2.00%

Operating Expenses

The model assumes the operating expenses as they are valued on Table 4. Payment of some items can be realized by the consortium and deducted from the SPE's revenue, with the goal of lowering taxes paid on both revenue and income. With the configuration listed on Table 4, the SPE was able to increase its IRR by an additional 32 basis points, as it saves 1.96 million reais from projected PIS/COFINS, ISS, IRPJ and CSLL tax payments on the course of 25 years.
All prices used on Table 4 are readjusted by IPCA, currently assumed at a 4.00% rate, once per year.

Table 4 - Operating Expenses Assumptions
Operations & Maintenance	5 reais per kWac	Paid by SPE
Land of Roof Rental	3,500 BRL / month	Paid by SPE
Insurance (GL & Property)	1,800 BRL / month	Paid by SPE
Banking & FX Fees	200 BRL / month	Paid by SPE
Site Security	6,000 BRL / month	Paid by SPE
Postage and Courier Services	100 BRL / month	Paid by SPE
Technical Services Reserve	10,000 BRL/ month	Paid by SPE
Travel	500 BRL / month	Paid by SPE
Utilities	500 BRL / month	Paid by SPE
Marketing Commission	5.00% of Revenue	Paid by Consortium
Billing and Collections	20 BRL / MWh*	Paid by Consortium
Average OPEX per Month	66,040 BRL/ month	-
*On the energy compensated **All values readjusted with IPCA annually.

CAPEX

For this analysis, it was considered, in the model, the latest EPC prices supplied by Alexandria Solar, as layered on Table 5.

As the project currently finds itself in late construction stage, the standard assumption of 3% contingency on the EPC total is not assumed. Additionally, because of the delay presented by the contracted EPC, a total value of 790,936 BRL was assumed as liquidated damages.

Lastly, an interconnection cost is assumed by the project. As described in the "Parecer de Acesso" document, page 3 item 1.2, the utility covers all the budgeted cost of 1,206,916 BRL. Energea opted for a third-party interconnection EPC, in order to speed up construction timing, at a total of 1,556,000 BRL. A delayed CUSD payment was assumed, as the contracted interconnection date of March 31st, 2021, was crossed, accumulating a total of 306,488 BRL for the expected COD assumption.

With a total all-in price of 13,655,116 BRL, after factoring in the refunded capital from both the liquidated damages and the interconnection the final project CapEx stands at a total of 12,861,213 BRL, 4.75 BRL/Wdc.

Table 5 - Capital Expenditures Assumptions
	Brazilian Reais (BRL)		US Dollars (USD)
Acquisition Costs	631,286 BRL	0.23 BRL/Wdc	114,662 USD	0.04 USD/Wdc

Hard Costs	10,473,916 BRL	3.87 BRL/Wdc	1,962,654 USD	0.72 USD/Wdc
Solar Modules	3,576,711 BRL	1.32 BRL/Wdc	653,173 USD	0.24 USD/Wdc
Solar Inverters	622,722 BRL	0.23 BRL/Wdc	113,720 USD	0.04 USD/Wdc
Mounting Materials	1,634,889 BRL	0.60 BRL/Wdc	317,556 USD	0.12 USD/Wdc
Electrical Materials	999,998 BRL	0.37 BRL/Wdc	192,320 USD	0.07 USD/Wdc
Engineering Drawings	2,000 BRL	0.00 BRL/Wdc	375 USD	0.00 USD/Wdc
Site Works	475,031 BRL	0.18 BRL/Wdc	86,148 USD	0.03 USD/Wdc
Electrical Work	1,056,940 BRL	0.39 BRL/Wdc	201,699 USD	0.07 USD/Wdc
Mechanical Work	278,932 BRL	0.10 BRL/Wdc	54,232 USD	0.02 USD/Wdc
Others	270,695 BRL	0.10 BRL/Wdc	49,977 USD	0.02 USD/Wdc
Interconnection	1,556,000 BRL	0.58 BRL/Wdc	293,453 USD	0.11 USD/Wdc

Soft Costs	1,639,892 BRL	0.61 BRL/Wdc	305,657 USD	0.11 USD/Wdc
Accountants	34,124 BRL	0.01 BRL/Wdc	6,260 USD	0.00 USD/Wdc
Billing Software	50,000 BRL	0.02 BRL/Wdc	9,253 USD	0.00 USD/Wdc
Commission	731,000 BRL	0.27 BRL/Wdc	135,954 USD	0.05 USD/Wdc
Independent Engineer	13,340 BRL	0.00 BRL/Wdc	2,416 USD	0.00 USD/Wdc
Land Rental	96,569 BRL	0.04 BRL/Wdc	17,749 USD	0.01 USD/Wdc
Legal Fees	311,208 BRL	0.12 BRL/Wdc	59,516 USD	0.02 USD/Wdc
Marketing Channels	50,365 BRL	0.02 BRL/Wdc	9,285 USD	0.00 USD/Wdc
Preliminary Engineering	114,933 BRL	0.04 BRL/Wdc	21,284 USD	0.01 USD/Wdc
Spare Parts	234,929 BRL	0.09 BRL/Wdc	43,303 USD	0.02 USD/Wdc
Site Travel	3,424 BRL	0.00 BRL/Wdc	638 USD	0.00 USD/Wdc

Developer Fees	642,329 BRL	0.24 BRL/Wdc	123,775 USD	0.04 USD/Wdc

Pre-COD OpEx	267,744 BRL	0.10 BRL/Wdc	119,437 USD	0.04 USD/Wdc

Total CapEx (All-In)	13,655,116 BRL	5.05 BRL/Wdc	2,626,185 USD	0.97 USD/Wdc

Taxes

Iguatama stands with an effective tax rate of 14.39%, compared with its gross revenues, with PIS / COFINS representing 3.65%, ISS at 0.27%, IRPJ at 7.59% and CSLL at 2.88%.

As the project contains an average EBT margin of 65.16% (after depreciation), it is benefited by the Presumed Profit tax basis as it locks the taxable income at 32% of gross revenue. The downside of adopting a Presumed Profit basis is the loss of 128,825.08 BRL in Net Operating Losses ("NOLs") and 895,676 BRL in PIS / COFINS tax credits. After running both scenarios, the model assumes that a Presumed Profit tax basis is more beneficial to be used in the SPE.

IOF tax is assumed given that all contributions, distributions and intercompany transactions are done internationally, in between the SPE and the Energea Portfolio 2 LLC.

Indirect taxes are not charged to the SPE but are both paid indirectly through demand charge (as it's grossed up by both PIS / COFINS and ICMS) and deducted from the energy credit's value. Minas Gerais currently contains the lowest rates for indirect taxes, for Shared Generation projects, if compared with any other State, representing, for Iguatama, a total of 7.5% of the gross revenue and an annual average of 275,106.50 BRL.

Table 6 - Tax Assumptions
Direct Taxes
PIS / COFINS on Revenue	3.65% of Gross Revenue
ISS on Revenue	5.00% of O&M Revenue
Tax Basis	Presumed Profit
Taxable Income Basis	32.00% of Gross Revenue
IRPJ on Profit	15.00% of Taxable Income
Additional IRPJ on Profit (If monthly taxable income is greater than 20,000)	10.00% of Taxable Income
CSLL on Profit	9.00% of Taxable Income
IOF on Financial Transactions	NA

Indirect Taxes
PIS / COFINS on Demand Charge	5.50%
ICMS on Demand Charge	25.00%
Non-Compensable PIS / COFINS	48.91 BRL / MWh

Legal Review

Relevant Documents

A Legal review was performed in the project's available documentation. The most relevant documents are listed below:
1.     Social Contract of Energea Iguatama Aluguel de Equipamentos e Manutenção Ltda.;
2.     Surface Right Agreement and 1st Amendment;
3.     EPC Agreement;
4.     Revenue Agreements (Equipment Rental Agreement and O&M)

All contracts submitted are duly signed. There was no red flag in the contracts/documents.

Issues List

Table 7 - Issues List
EPC Agreement	Signature Pending

Contract Summary

Table 8 - SPE Social Contract Summary
Contract	Social Contract of Energea Iguatama Aluguel de Equipamentos e Manutenção Ltda.
Incorporation Date	July 1, 2020
Structure	Limited Liability Company (Brazilian Limitada)
Quotaholder	Energea Portfolio 2 LLC (100%)
Management	Christopher Joseph Sattler Antonio Carlos Nether Ferreira Pires

Table 9 - Surface Right Agreement Summary
Contract	Surface Rights Agreement* (and 1st amendment) *not registered with the competent real estate notary
Date	August 16, 2020
Parties	Energea Iguatama Aluguel de Equipamentos e Manutenção Ltda.- as Tenant Hamilton Aparecido Garcia - Landlord
Term	30 years from February 10, 2020
Object	Lease of a rural property in Iguatama, State of Minas Gerais, with a total area of 5 hectares
Basic Rent	R$700.00 per hectare
Rent Payment	Monthly
Termination	Landlord may only terminate the agreement if tenant does not pay the rent for a period of more than 3 months

Table 10 - EPC Agreement Summary
Contract	EPC Agreement
Date	September 9, 2020
Parties	Alexandria Industria de Geradores S.A. - as Contractor Energea Iguatama Aluguel de Equipamentos e Manutenção Ltda. - as Owner
Object
Provision by Contractor of the work, including the construction engineering set, the civil works and the supply of goods, materials, equipment and services required for the construction, the cold commissioning, the hot commissioning, the operation of the Project and its connection to the common coupling point required for connection to the distribution grid of the distribution company, and production of electricity.

Price	R$ 9,002,716.00
Technical Warranty Period
The Technical Warranty Period shall begin with the issuance of the Certificate of Final Acceptance and shall remain valid and in force: (i) with regard to the Technical Warranty of the Project, for a period of (i) sixty (60) months; and (ii) with regard to the Technical Warranty of the Equipment, for a period of ten (10) years for the inverters, twenty (20) years for the trackers, and twenty-five (25) years for the modules; all such periods counted as of the issuance of the Certificate of Final Acceptance.

Penalty for Breach of Contractual Obligation	R$ 5,000 per day of duration of breach R$ 20,000 per event of breach if such breach cannot be remedied
Liquidated Delay Penalties	1% of the price per day of delay
Termination
(a) By written agreement between the Parties;
(b) By Energea, if the Contractor fails to comply with or observe any Section, condition, deadlines or Exhibit of the EPC and does not remedy the noncompliance within five (5) days as of the delivery of a default notice;
(c) By the Contractor, if Energea fails to pay an undisputed invoice and does not fully comply with its obligations described herein within forty-five (45) days as of the delivery of a default notice;
(d) By Energea, for any reason or no reason whatsoever, by means of a written notice, at least ninety (90) days in advance, observing the right to receive amounts arising from services already performed by the Contractor;
(e) By either Party in the event of judicial reorganization, bankruptcy or civil insolvency of the other Party, which shall result in an automatic termination, regardless of communication;
(f) By either Party, in the occurrence of any event characterizing a force majeure that prevents the execution of this Agreement for a period exceeding ninety (90) days.

Documentation Checklist

Table 11 - Documentation Checklist
SPE	Social Contract	X
	National Registration	X
	State and Municipal Registration	X
Site	Site Photos
	Land Owner Documents	X
	Lease Agreement	X
Design and Application	Energy Resource Study	X
	Preliminary Engineering	X
Interconnection	Parecer de Acesso	X
	Interconnection Contracts	X
Permit	Environmental License	X
Offtaker	Offtaker Credit Analysis	N/A
	Revenue Agreement Set	X
EPC	Selection of EPC	X
	EPC Contract scoped and priced	X
O&M	O&M Agreement
Investment	Project Model	X

The Investment Committee members have reviewed the Project Memorandum and hereby approve the investment on the Iguatama Project.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder

Date April 4, 2022